UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Blueprint Medicines Corporation

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

09627Y109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09627Y109	SCHEDULE 13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 878,875
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 878,875
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 878,875
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 43,950,375 shares of common stock issued and outstanding as of October 26, 2018, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on October 30, 2018.

CUSIP No. 09627Y109	SCHEDULE 13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures GP II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 878,875
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 878,875
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 878,875
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 09627Y109	SCHEDULE 13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS TRV GP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 878,875
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 878,875
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 878,875
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 09627Y109	SCHEDULE 13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Mark Levin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 143,290
	6.	SHARED VOTING POWER 878,875
	7.	SOLE DISPOSITIVE POWER 143,290
	8.	SHARED DISPOSITIVE POWER 878,875
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,022,165
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.3% (1)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 09627Y109	SCHEDULE 13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS Kevin P. Starr
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 33,398
	6.	SHARED VOTING POWER 878,875
	7.	SOLE DISPOSITIVE POWER 33,398
	8.	SHARED DISPOSITIVE POWER 878,875
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 912,273
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (1)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 09627Y109	SCHEDULE 13G	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS Robert I. Tepper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 84,378
	6.	SHARED VOTING POWER 878,875
	7.	SOLE DISPOSITIVE POWER 84,378
	8.	SHARED DISPOSITIVE POWER 878,875
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,253
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2% (1)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 09627Y109	SCHEDULE 13G	Page 8 of 12 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Blueprint Medicines Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

45 Sidney Street Cambridge, MA 02139

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Third Rock Ventures II, L.P. (“TRV II”);

(ii)  Third Rock Ventures GP II, L.P. (“TRV GP II”), which is the sole general partner of TRV II;

(iii)  TRV GP II, LLC (“TRV GP II LLC”), which is the sole general partner of TRV GP II;

(iv) Mark Levin (“Levin”), a managing member of TRV GP II LLC;

(v)   Kevin P. Starr (“Starr”), a managing member of TRV GP II LLC; and

(vi) Robert I. Tepper (“Tepper,” and collectively with TRV II, TRV GP II, TRV GP II LLC, Levin and Starr, the “Reporting Persons”), a managing member of TRV GP II LLC.

The address of the principal business office of each of the Reporting Persons is Third Rock Ventures, LLC, 29 Newbury Street, 3rd Floor, Boston, MA 02116.

Each of TRV II and TRV GP II is a Delaware limited partnership. TRV GP II LLC is a Delaware limited liability company. Levin, Tepper and Starr are United States citizens.

	(d)	Title of Class of Securities:

Common stock, $0.001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number: 09627Y109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 09627Y109	SCHEDULE 13G	Page 9 of 12 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	TRV II directly owns 878,875 shares of Common Stock (the “Shares”), which represents approximately 2.0% of the outstanding shares of Common Stock.

		(ii)	TRV GP II is the general partner of TRV II and may be deemed to beneficially own the Shares.

		(iii)	TRV GP II LLC is the general partner of TRV GP II and may be deemed to beneficially own the Shares.

		(iv)	As a managing member of TRV GP II LLC, Levin may be deemed to beneficially own the Shares. Additionally, as of December 31, 2018, Levin directly owns 143,290 shares of Common Stock. As a result, Levin may be deemed to beneficially own an aggregate of 1,022,165 shares of Common Stock, which represents approximately 2.3% of the outstanding shares of Common Stock.

		(v)	As a managing member of TRV GP II LLC, Tepper may be deemed to beneficially own the Shares. Additionally, as of December 31, 2018, Tepper directly owns 84,378 shares of Common Stock. As a result, Tepper may be deemed to beneficially own an aggregate of 963,253 shares of Common Stock, which represents approximately 2.2% of the outstanding shares of Common Stock.

		(vi)	As a managing member of TRV GP II LLC, Starr may be deemed to beneficially own the Shares. Additionally, as of December 31, 2018, Starr directly owns 33,398 shares of Common Stock. As a result, Starr may be deemed to beneficially own an aggregate of 912,273 shares of Common Stock, which represents approximately 2.1% of the outstanding shares of Common Stock.

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
TRV II	0	878,875	0	878,875
TRV GP II	0	878,875	0	878,875
TRV GP II LLC	0	878,875	0	878,875
Levin	143,290	878,875	143,290	878,875
Starr	33,398	878,875	33,398	878,875
Tepper	84,378	878,875	84,378	878,875

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 43,950,375 shares of common stock issued and outstanding as of October 26, 2018, as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on October 30, 2018.

CUSIP No. 09627Y109	SCHEDULE 13G	Page 10 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 09627Y109	SCHEDULE 13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

THIRD ROCK VENTURES II, L.P. By: THIRD ROCK VENTURES GP II, L.P., General Partner By: TRV GP II, LLC, General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

THIRD ROCK VENTURES GP II, L.P. By: TRV GP II, LLC, General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

TRV GP II, LLC

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

MARK LEVIN

/s/ Kevin Gillis, As attorney-in-fact
Mark Levin

KEVIN P. STARR

/s/ Kevin Gillis, As attorney-in-fact
Kevin P. Starr

ROBERT I. TEPPER

/s/ Kevin Gillis, As attorney-in-fact
Robert I. Tepper

EXHIBIT 24

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Kevin Gillis his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer, member or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof. Each of the undersigned may execute this power of attorney in separate counterparts, and each counterpart shall be deemed to be an original instrument. This agreement shall be effective as to each of the undersigned as of the date signed by that signatory.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 16th day of January, 2014.

/s/ Mark Levin
Mark Levin

/s/ Kevin P. Starr
Kevin P. Starr

/s/ Robert I. Tepper
Robert I. Tepper

EXHIBIT 99.1

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2019

THIRD ROCK VENTURES II, L.P. By: THIRD ROCK VENTURES GP II, L.P., General Partner By: TRV GP II, LLC, General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

THIRD ROCK VENTURES GP II, L.P. By: TRV GP II, LLC, General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

TRV GP II, LLC

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

MARK LEVIN

/s/ Kevin Gillis, As attorney-in-fact
Mark Levin

KEVIN P. STARR

/s/ Kevin Gillis, As attorney-in-fact
Kevin P. Starr

ROBERT I. TEPPER

/s/ Kevin Gillis, As attorney-in-fact
Robert I. Tepper